UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Capital increase to service the “Mandatory Convertible Facility”

SIGNATURES

Capital increase to service the “Mandatory Convertible Facility” - Offering to Stockholders of Option Rights

It is hereby given notice that, after today’s acknowledgment by CONSOB, the offering to stockholders of option rights to purchase 291,828,718 Fiat ordinary shares will take place. The shares subject of the offer were subscribed by the lending Banks on September 20, 2005 following conversion of the 3 billion euro Mandatory Convertible Loan.

The relevant Prospectus will be made available in the next few days and from November 28 to December 14 the abovementioned shares will be offered at a price of 10.28 euros per share in a ratio of 149 new ordinary shares for every 500 ordinary, preference and savings shares owned.

Turin, November 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney